                      ----------------------------------


                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                   FORM 11-K



(Mark One)
[x] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
      For the Fiscal year end...................

                                       OR

[_] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
      For the transition period from............. to ...............
      Commission file number..................................1-5964

A. Full title of the plan and the address of the plan, if different from that of the issuer named below: IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN (FORMERLY ALCO STANDARD CORPORATION RETIREMENT SAVINGS PLAN).

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office: IKON OFFICE SOLUTIONS, INC., P.O.
      BOX 834, VALLEY FORGE, PA 19482-0834.


                      ----------------------------------

                             REQUIRED INFORMATION
                             --------------------



a.    Financial Statements.  The following financial statements are furnished
      --------------------
      for the Pan.

      1. Audited Statements of Net Assets Available for Benefits - December 31, 1996 and December 31, 1995.

      2. Audited Statements of Changes in Net Assets Available for Benefits - for the years ended December 31, 1996 and December 31, 1995.

      3.    Notes to Financial Statements

      4.    Schedules

            (a)    Assets Held for Investment Purposes

            (b)    Reportable Transactions

b.    Exhibit
      -------

            Exhibit 23    Consent of Independent Auditors

                                  SIGNATURES
                                  ----------


Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees have duly caused this annual report to be signed by the undersigned thereunto duly authorized.



                                              IKON OFFICE SOLUTIONS, INC.
                                              RETIREMENT SAVINGS PLAN



By: /s/ Nancy J. Heiden                       Dated: June 26, 1997
    ----------------------------
        Nancy J. Heiden
        Plan Administrator

                      Financial Statements and Schedules

                           Alco Standard Corporation
                            Retirement Savings Plan

                    Years ended December 31, 1996 and 1995
                      with Report of Independent Auditors

                            Alco Standard Corporation
                             Retirement Savings Plan

                       Financial Statements and Schedules

                     Years ended December 31, 1996 and 1995



                                    Contents


Report of Independent Auditors..............................................1

Audited Financial Statements

Statements of Net Assets Available for Benefits.............................2
Statements of Changes in Net Assets Available for Benefits..................3
Notes to Financial Statements...............................................4


Schedules

Assets Held for Investment Purposes.........................................15
Reportable Transactions.....................................................16

                         Report of Independent Auditors

Trustees
Alco Standard Corporation
Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Alco Standard Corporation Retirement Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Alco Standard Corporation Retirement Savings Plan at December 31, 1996 and 1995, and the changes in its net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment purposes as of December 31, 1996 and reportable transactions for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the financial statements. The supplemental schedules have been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.


                                                  /s/ Ernst & Young LLP
Philadelphia, Pennsylvania
May 16, 1997

                            Alco Standard Corporation
                             Retirement Savings Plan

                 Statements of Net Assets Available for Benefits


                                                                    December 31
                                                              1996               1995
                                                     ----------------------------------------
Assets
Investments:
    Cash and cash equivalents                           $    26,775,350    $    28,875,305
    Alco Standard Corporation common stock                  592,395,791        519,734,541
    Investment funds                                        175,286,757        111,926,118
    Georgia-Pacific Corporation common stock                          -          4,141,587
    Participant loans                                        24,476,213         10,964,688
                                                     ----------------------------------------
                                                            818,934,111        675,642,239

Transfers receivable from merged plans                        1,444,397          6,751,348
Investment income receivable                                  1,384,535            692,716
                                                     ----------------------------------------
                                                            821,763,043        683,086,303

Liabilities
Cash overdraft                                                        -            873,948
Accrued administrative expenses                                 527,294            180,474
                                                     ----------------------------------------

Net assets available for benefits                       $   821,235,749        682,031,881
                                                     ========================================


See accompanying notes.

                            Alco Standard Corporation
                             Retirement Savings Plan

           Statements of Changes in Net Assets Available for Benefits


                                                                    Year ended December 31
                                                                   1996                1995
                                                          -----------------------------------------
Additions:
    Employee contributions                                   $   54,007,081     $     39,900,847
    Employer contributions                                       26,328,149           25,246,259
    Assets transferred or receivable from
        merged plans                                             55,671,620          196,428,767
    Dividend income                                               8,023,702            6,127,391
    Interest income                                               6,896,749            1,520,326
                                                          -----------------------------------------
Total additions                                                 150,927,301          269,223,590

Deductions:
    Benefits paid to participants                                85,485,849           48,594,299
    Administrative expenses                                       4,269,789              443,924
                                                          -----------------------------------------
Total deductions                                                 89,755,638           49,038,223
                                                          -----------------------------------------
                                                                 61,171,663          220,185,367

Realized and unrealized gain on
    investments                                                  78,032,205          148,506,563
                                                          -----------------------------------------
Net increase for the year                                       139,203,868          368,691,930

Net assets available for benefits at
    beginning of year                                           682,031,881          313,339,951
                                                          -----------------------------------------
Net assets available for benefits at end of year             $  821,235,749    $     682,031,881
                                                          =========================================


See accompanying notes.

                            Alco Standard Corporation
                             Retirement Savings Plan

                          Notes to Financial Statements

                                December 31, 1996


1. Significant Accounting Policies

Employee contributions and related employer required matching contributions are recognized when amounts are withheld from the employees' pay.

The market value of the Alco Standard Corporation and Georgia-Pacific Corporation common stock is determined by use of the last reported sales price on the last business day of the year, as reported on a national securities exchange.

Cash equivalents are valued at cost which is equal to market value. All highly liquid investments with maturities of three months or less when purchased are considered to be cash equivalents.

Investment funds consist of the Stable Value Fund, Vanguard Institutional Index Fund, Balanced Fund, PBHG Growth Fund, and American Funds' EuroPacific Growth Fund.

Guaranteed investment contracts held in the Stable Value Fund are valued at fair value. Investments in the Vanguard Institutional Index Fund, Balanced Fund, PBHG Growth Fund, and American Funds' EuroPacific Growth Fund are stated at fair market value which is determined on the last day of the plan year based on the portfolio of investments owned by the particular funds on that date.

Realized and unrealized gain or loss on investments represents the sum of the change in the difference between December 31 market value and cost of investments and the difference between the proceeds received and the cost of investments sold.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                            Alco Standard Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)



2. Description of Plan

The Alco Standard Corporation Retirement Savings Plan (the "Plan") is a defined contribution plan. Participation is limited to full-time and part-time non-union employees of Alco Standard Corporation and its domestic subsidiaries which adopt the Plan.

The name of the Plan was changed from the Alco Standard Corporation Stock Participation Plan to the Alco Standard Corporation Retirement Savings Plan effective October 1, 1995.

Effective October 1, 1995, the Alco Standard Corporation Capital Accumulation Plan (the "CAP") and the Alco Standard Corporation Defined Contribution Plan (the "DCP"), were merged into the Plan. Assets of $86,271,577 and $96,868,582 related to the CAP and DCP, respectively, were transferred into the Plan on October 1, 1995.

Prior to October 1, 1995, participants could elect to contribute on a pretax basis an amount which was not less than 2% nor more than 6% of annual regular salaries or wages. On October 1, 1995, the Plan was amended to allow participants to contribute 1% to 16% of annual salaries or wages. Contributions are limited by the maximum amount allowable under the Internal Revenue Code. Participants are immediately vested in their contributions.

Sponsoring units of Alco Standard Corporation (employers) contribute an amount equal to two-thirds of the first 6% of annual regular salaries or wages that a participant contributes to the Plan. The employers' contribution vests with the participant at 25% per year beginning with the participant's second year of service so that full vesting occurs after five years of service. The participant is also fully vested in the employers' contributions upon retirement, position termination due to permanent shutdown of plant or department, total and permanent disability, or death.

                            Alco Standard Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)



2. Description of Plan (continued)

Prior to October 1, 1995, contributions (and any dividends thereon) were invested in Alco Standard Corporation common stock except for the purchase of cash equivalents pending the purchase of Alco Standard Corporation stock, the distribution of cash from the Plan, or payment to participants for fractional shares. Once the participant reached the age of 55, the participant had the option to exchange a portion of the value of common stock for an investment in a guaranteed investment contract.

On October 1, 1995, the Plan was amended to allow participant contributions (and any investment income earned thereon) to be allocated between investments in Alco Standard Corporation common stock or any of the available investment funds. Participants may change investment allocations at any time. Employer matching contributions are made in Alco Standard Corporation common stock and may not be redirected to any of the other available investment options. Additional investments in Georgia-Pacific Corporation common stock (which was transferred by plan merger into the Plan in 1994 from the accounts of employees who formerly worked for a Georgia-Pacific subsidiary) are not permitted. As of December 31, 1996, any remaining Georgia-Pacific Corporation common stock was sold and the proceeds invested by the trustees in Alco Standard Corporation common stock.

The following is a brief description of the investment funds in which participants may direct their contributions.

    Stable Value Fund - Funds are invested in fixed income investments. The fund is managed by The Vanguard Group.

    Vanguard Institutional Index Fund - Funds are invested solely in the 500 publicly traded stocks in the Standard & Poor's Composite Stock Price Index. The fund is managed by The Vanguard Group.

    Balanced Fund - Funds are invested equally in the Stable Value Fund and Vanguard Institutional Index Fund.

    PBHG Growth Fund - Funds are invested primarily in the common stocks of companies with small capitalization and a potential for strong earnings' growth. The fund is managed by Pilgrim Baxter & Associates.

    American Funds' EuroPacific Growth Fund - Funds are invested in companies located primarily in Europe and the Pacific Basin. The objective of the fund, which is managed by Capital Research and Management Company, is long-term growth of capital.

                            Alco Standard Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)



2. Description of Plan (continued)

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum of $50,000 or 50% of their account balance, whichever is less. Loan terms range from 1-5 years or up to 15 years for the purchase of a primary residence. The loans are secured by the balance in the participant's account and bear interest at a rate equal to the prime lending rate.

The Company has the right to amend or terminate the Plan at any time. In the event of Plan termination, the rights of affected participants shall be 100% vested.

Administrative expenses of the Plan are paid by the Plan.

The following plans were merged into the Plan on the effective dates indicated.


                                                                                                    Effective Date
                                               Plan                                                   of Merger
----------------------------------------------------------------------------------------------------------------------------
Creative Graphic Services, Inc. Profit Sharing Plan                                                March 1, 1996
Service Packaging Corporation Profit Sharing Plan                                                  March 1, 1996
Adrian-Lewis, Inc. Profit Sharing Plan                                                             April 1, 1996
Business Products, Inc. 401(k) Plan                                                                April 1, 1996
Carousel Computer Solutions Thrift Plan                                                            April 1, 1996
The R3 Group 401(k) Plan                                                                           April 1, 1996
RBPI Retirement Plan                                                                               April 1, 1996
Reprotech Document Services, Inc. 401(k) Profit Sharing Plan                                       April 1, 1996
Select Office Systems, Inc. 401(k) Plan                                                            April 1, 1996
Allstate Business Products, Inc. Integrated Defined Contribution Plan                              May 1, 1996
Basetec 401(k) Profit Sharing Plan                                                                 May 1, 1996
Cash Lewis Company 401(k) Plan                                                                     May 1, 1996
The Clark Group Ltd. Profit Sharing Plan                                                           May 1, 1996
Cyberstar Corporation Employee Stock Ownership Plan                                                May 1, 1996
Cyberstar Corporation 401(k) Plan                                                                  May 1, 1996
Decker's Inc. 401(k) Retirement Plan                                                               May 1, 1996
Diversified Business Products, Inc. Retirement Savings Plan                                        May 1, 1996
Inlander-Steinler Paper Company Profit Sharing Plan                                                May 1, 1996
Mankato Business Products, Inc. 401(k) Profit Sharing Plan                                         May 1, 1996
Miami Valley Office Products, Inc. 401(k) Profit Sharing Plan                                      May 1, 1996
Packaging Consultants & Supply Co., Inc. Profit Sharing and Incentive Savings Plan                 May 1, 1996


                            Alco Standard Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)



2. Description of Plan (continued)


                                                                                                    Effective Date
                                               Plan                                                    of Merger
-----------------------------------------------------------------------------------------------------------------------------
SOS Office Systems, Inc. Profit Sharing Plan                                                       May 1, 1996
Spiral Recycling, Inc. Profit Sharing Plan                                                         May 1, 1996
Western Paper Distributors, Inc. Profit Sharing Plan                                               May 1, 1996
Business Services Company of Utica, Inc. Profit Sharing Plan                                       June 1, 1996
Camadon, Inc. 401(k) Profit Sharing Plan                                                           June 1, 1996
Coordinated Business Systems Ltd. Savings Plan                                                     June 1, 1996
Corporate Graphics, Inc. Tax Deferred Retirement Plan                                              June 1, 1996
Jack Davenport Typewriter Company Profit Sharing 401(k) Plan                                       June 1, 1996
D&D Office Products, Inc. 401(k) Plan                                                              June 1, 1996
Document Services, Inc. Profit Sharing Retirement Plan                                             June 1, 1996
Quorum Corporation Profit Sharing Retirement Plan                                                  June 1, 1996
Atlanta Legal Copies, Inc. 401(k) Retirement Savings Plan                                          July 1, 1996
Complete Business Systems, Inc. Thrift and Profit Sharing Plan                                     July 1, 1996
Copy Data of Lafayette, Inc. Profit Sharing 401(k) Plan                                            July 1, 1996
CDP Imaging Systems 401(k) Plan                                                                    July 1, 1996
DeGroot Office Machine Company Profit Sharing Plan                                                 July 1, 1996
Marwyck 401(k) Plan                                                                                July 1, 1996
MBS Business Systems, Inc. 401(k) Profit Sharing Plan                                              July 1, 1996
More Copy Systems, Inc. 401(k) Profit Sharing Plan                                                 July 1, 1996
Raban Supply, Inc. 401(k) Profit Sharing Plan                                                      July 1, 1996
RMA/Kolko Corporation Profit Sharing/401(k) Plan                                                   July 1, 1996
Richards & Simmons, Inc. Profit Sharing Savings Plan                                               July 1, 1996
Scot Business Systems, Inc. 401(k) Plan                                                            July 1, 1996
Set Point Paper 401(k) Pension and Savings Plan                                                    July 1, 1996
Source One Corporation, Inc. Profit Sharing Savings Plan                                           July 1, 1996
Source One Supply of Ft. Wayne, Inc. Profit Sharing Savings Plan                                   July 1, 1996
Standard Copy, Inc. 401(k) Plan                                                                    July 1, 1996
Systems, Inc. Pension Plan                                                                         July 1, 1996
West Coast Information Systems, Inc. Employees' 401(k) and Profit Sharing Plan                     July 1, 1996
Carr Paper Company 401(k) Profit Sharing Plan                                                      October 1, 1996
Central Office Products, Inc. 401(k) Plan                                                          October 1, 1996
Conifer Crent Company Salary Savings Plan                                                          October 1, 1996
Copy Systems of Savannah, Inc. 401(k) Retirement Plan                                              October 1, 1996
Engineered Packaging Systems, Inc. Retirement Plan                                                 October 1, 1996
Engineered Packaging Systems Indiana, Inc. Retirement Plan                                         October 1, 1996
Graham Copy Products, Inc. Profit Sharing Plan                                                     October 1, 1996


                            Alco Standard Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)



2. Description of Plan (continued)


                                                                                                     Effective Date
                                               Plan                                                    of Merger
-----------------------------------------------------------------------------------------------------------------------------
Sun Office Systems, Inc. 401(k) Plan                                                               November 1, 1995
Delson Business Systems, Inc. Profit Sharing Plan/401(k) Plan                                      November 1, 1995
OES, Inc. 401(k) Profit Sharing Plan                                                               November 1, 1995
Data Graphics Northwest, Inc. Retirement Salary Savings & Profit Sharing Plan                      November 1, 1995
Advance Office Machines Company 401(k) Plan                                                        November 1, 1995
Baker Business Systems, Inc. 401(k) Plan                                                           November 1, 1995
Christie's Profit Sharing and 401(k) Plan                                                          November 1, 1995
Delta Packaging Corporation 401(k) Plan                                                            November 1, 1995
Commercial Office Machines 401(k) Profit Sharing Plan                                              November 1, 1995
More Copy Systems North, Inc. Profit Sharing Plan                                                  November 1, 1995
The Copier Store Employees Profit Sharing Plan                                                     November 1, 1995
Optech Industries, Inc. Profit Sharing and 401(k) Plan                                             November 1, 1995
Copy America, Inc. 401(k) Retirement Savings Plan                                                  December 1, 1995
ALA of Rochester, Inc. 401(k) Plan                                                                 December 1, 1995
Copy Service, Inc. 401(k) Profit Sharing Plan                                                      December 1, 1995
Greenwood Plaza Print Shop, Inc. Profit Sharing Plan                                               December 1, 1995
Better Office Systems, Inc. 401(k) Profit Sharing Plan                                             December 1, 1995
MPI Business Systems, Inc. 401(k) Plan                                                             December 1, 1995
Smith Copy Systems, Inc. 401(k) Profit Sharing Plan                                                December 1, 1995
Yost Office Systems, Inc. Profit Sharing Plan                                                      December 1, 1995



The above mergers resulted in transfers of net assets to the Plan of $55,671,620 and $13,288,608 during the plan years ended December 31, 1996 and 1995, respectively.

Information about the Plan, including vesting, withdrawal provisions and special provisions related to the merged plans, is contained in the Summary Plan Description, which is available from the Plan Administrator.

3. Unisource Spin-off

On June 19, 1996, Alco Standard Corporation ("Alco") announced that it would separate Unisource, its printing and imaging and supply systems distribution business from IKON, its office solutions business, with each business operating as a stand-alone, publicly traded company. In order to effect the separation of these businesses, Alco declared a dividend payable to holders of record of Alco common stock at the close of business on December 13, 1996 of one share of common stock, $.001 par value, of Unisource for every two shares of Alco stock. The distribution resulted in 100% of the outstanding shares of Unisource common stock being distributed to Alco shareholders on January 2, 1997. In addition, the name of the Corporation was changed from Alco Standard Corporation to IKON Office Solutions, Inc. effective January 23, 1997. Following the spin-off of Unisource, which was completed on

                            Alco Standard Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)



3. Unisource Spin-off (continued)

December 31, 1996, a retirement savings plan covering eligible employees of Unisource was established effective January 1, 1997. Net assets of the Plan of $361,438,780, equal to the aggregate account balances of active employees of Unisource on January 2, 1997, were transferred to the Unisource Worldwide, Inc. Retirement Savings Plan (Unisource Plan). Effective January 1, 1997, the name of the Plan was changed to the IKON Office Solutions Retirement Savings Plan (IKON
Plan).

4. Income Tax Status

The Internal Revenue Service has ruled that the Plan qualifies under section 401(a) of the Internal Revenue Code (IRC) and, therefore, the related trust is not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Trustees are not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

5. Investments

Individual investments that represent 5% or more of the fair value of net assets available for benefits are as follows:


                                         Shares or
     Identity of Investments             Par Value             Cost          Market Value
-------------------------------------------------------------------------------------------
December 31, 1996:

Alco Standard Corporation
    Common Stock                     11,474,979 shares   $  283,543,051   $   592,395,791

Vanguard Institutional
    Index Fund                           704,064 units       42,317,379        48,481,810

December 31, 1995:

Alco Standard Corporation
    Common Stock                     11,391,442 shares   $  258,527,092   $   519,734,541


               Alco Standard Corporation Retirement Savings Plan

5. Investments (continued)

Information about the net assets available for benefits by separate investment programs at December 31, 1996 and 1995 is as follows:

                                                                                                         American
                                                                Vanguard                                  Funds'
                                  Alco Common  Stable Value  Institutional                PBHG Growth   EuroPacific  Georgia-Pacific
                                     Stock         Fund        Index Fund  Balanced Fund      Fund      Growth Fund   Common Stock
                                 ---------------------------------------------------------------------------------------------------
1996
Assets
Investments:
   Cash and cash equivalents      $ 10,842,575  $ 10,011,270  $         --   $   990,232   $        --   $        --   $         --
   Alco Standard Corporation
    common stock                   592,395,791
   Investment funds                               69,050,098    40,322,117    14,910,688    37,482,182    13,521,672
   Participant loans
   Transfer receivable from
    merged plans
Investment income receivable            59,499        44,857     1,041,100       214,891
                                 ---------------------------------------------------------------------------------------------------
Total assets                       603,297,865    79,106,225    41,363,217    16,115,811    37,482,182    13,521,672             --

Liabilities
Accrued administrative expenses
                                 ---------------------------------------------------------------------------------------------------
Net assets available for benefits $603,297,865  $ 79,106,225  $ 41,363,217   $16,115,811   $37,482,182   $13,521,672   $         --
                                 ===================================================================================================

1995
Assets
Investments:
   Cash and cash equivalents      $ 14,469,557  $  6,408,605  $         --   $   409,060   $        --   $        --   $         --
   Alco Standard Corporation
    common stock                   519,734,541
   Investment funds                               63,545,775    25,457,169     9,182,361    10,087,306     3,653,507
   Georgia-Pacific Corporation
    common stock                                                                                                          4,141,587
   Participant loans
   Transfer receivable from
    merged plans
Investment income receivable            56,523       518,839                      98,056                                        126
                                 ---------------------------------------------------------------------------------------------------
Total assets                       534,260,621    70,473,219    25,457,169     9,689,477    10,087,306     3,653,507      4,141,713

Liabilities
Cash overdraft                                                                                                              873,948
Accrued administrative expenses
                                 ---------------------------------------------------------------------------------------------------
Net assets available for benefits $534,260,621  $ 70,473,219  $ 25,457,169   $ 9,689,477   $10,087,306   $ 3,653,507   $  3,267,765
                                 ===================================================================================================

                                  Participant
                                     Loans      Other Assets     Total
                                 ------------------------------------------
1996
Assets
Investments:
   Cash and cash equivalents      $        348  $  4,930,925  $ 26,775,350
   Alco Standard Corporation
    common stock                                               592,395,791
   Investment funds                                            175,286,757
   Participant loans                24,476,213                  24,476,213
   Transfer receivable from
    merged plans                                   1,444,397     1,444,397
Investment income receivable                          24,188     1,384,535
                                  ----------------------------------------
Total assets                        24,476,561     6,399,510   821,763,043

Liabilities
Accrued administrative expenses                      527,294       527,294
                                  ----------------------------------------
Net assets available for benefits $ 24,476,561  $  5,872,216  $821,235,749
                                  ========================================

1995
Assets
Investments:
   Cash and cash equivalents      $         --  $  7,588,083  $ 28,875,305
   Alco Standard Corporation
    common stock                                               519,734,541
   Investment funds                                            111,926,118
   Georgia-Pacific Corporation
    common stock                                                 4,141,587
   Participant loans                10,964,688                  10,964,688
   Transfer receivable from
    merged plans                                   6,751,348     6,751,348
Investment income receivable                          19,172       692,716
                                  ----------------------------------------
Total assets                        10,964,688    14,358,603   683,086,303

Liabilities
Cash overdraft                                                     873,948
Accrued administrative expenses                      180,474       180,474
                                  ----------------------------------------
Net assets available for benefits $ 10,964,688  $ 14,178,129  $682,031,881
                                  ========================================

               Alco Standard Corporation Retirement Savings Plan

5. Investments (continued)

The changes in net assets available for benefits by separate investment programs for the years ended December 31, 1996 and 1995 are as follows:

                                                                                          Vanguard
                                                        Alco Common      Stable Value   Institutional                   PBHG Growth
                                                           Stock             Fund        Index Fund    Balanced Fund       Fund
                                                        ----------------------------------------------------------------------------
Net assets available for benefits at
  January 1, 1995                                       $306,866,056   $  6,473,895    $          -   $          -   $          -
     Employee contributions                               39,016,141        122,503         177,989         87,624        347,857
     Employer contributions                               25,229,597          4,568           2,339          4,614          2,584
     Investment income                                     5,658,382      1,322,060         390,583         65,037
     Assets transferred or receivable from
        merged plans                                      68,109,329     74,370,638      23,848,599      6,359,311         86,505
     Benefit payments                                    (34,050,713)   (10,282,771)     (1,229,657)      (435,086)      (105,624)
     Administrative expenses                                (244,700)
     Realized and unrealized gain (loss)
        on investments                                   148,118,811                      1,085,363        251,514        854,523
     Interfund transfers                                 (24,442,282)    (1,537,674)      1,181,953      3,356,463      8,901,461
                                                        ---------------------------------------------------------------------------
Net assets available for benefits at
  December 31, 1995                                      534,260,621     70,473,219      25,457,169      9,689,477     10,087,306
     Employee contributions                               43,929,005        962,790       2,278,511      1,047,304      4,224,837
     Employer contributions                               26,158,465         41,763          39,838         29,482         37,393
     Investment income                                     6,919,153      4,187,453       1,102,416        221,056
     Assets transferred or receivable from
        merged plans                                       4,518,838     42,178,906         760,877        822,446      1,310,825
     Benefit payments                                    (56,021,674)   (22,304,429)     (3,067,332)    (1,659,181)    (1,639,349)
     Administrative expenses
     Realized and unrealized gain (loss)
        on investments                                    68,734,437                      5,484,869      1,491,217      1,336,287
     Interfund transfers                                 (25,200,980)   (16,433,477)      9,306,869      4,474,010     22,124,883
                                                        ---------------------------------------------------------------------------
Net assets available for benefits at
  December 31, 1996                                     $603,297,865   $ 79,106,225    $ 41,363,217   $ 16,115,811   $ 37,482,182
                                                        ===========================================================================






                                                         American
                                                          Funds'
                                                        EuroPacific    Georgia-Pacific   Participant
                                                        Growth Fund     Common Stock        Loans     Other Assets       Total
                                                        ----------------------------------------------------------------------------
Net assets available for benefits at
  January 1, 1995                                       $          -   $          -    $          -   $          -   $ 313,339,951
     Employee contributions                                  133,542         15,191                                     39,900,847
     Employer contributions                                    2,557                                                    25,246,259
     Investment income                                        66,198         50,371          47,243         47,843       7,647,717
     Assets transferred or receivable from
        merged plans                                          36,863     10,493,432         904,689     12,219,401     196,428,767
     Benefit payments                                        (55,588)    (2,434,860)                                   (48,594,299)
     Administrative expenses                                                                              (199,224)       (443,924)
     Realized and unrealized gain (loss)
        on investments                                        15,158     (1,818,806)                                   148,506,563
     Interfund transfers                                   3,454,777     (3,037,563)     10,012,756      2,110,109               -
                                                        ---------------------------------------------------------------------------
Net assets available for benefits at
  December 31, 1995                                        3,653,507      3,267,765      10,964,688     14,178,129     682,031,881
     Employee contributions                                1,564,634                                                    54,007,081
     Employer contributions                                   21,208                                                    25,328,149
     Investment income                                       559,510          1,473       1,544,694        384,696      14,920,451
     Assets transferred or receivable from
        merged plans                                         475,152                        236,743      5,367,833      55,671,620
     Benefit payments                                       (694,833)       (99,051)                                   (85,485,849)
     Administrative expenses                                                                            (4,269,789)     (4,269,789)
     Realized and unrealized gain (loss)
        on investments                                       962,574         22,821                                     78,032,205
     Interfund transfers                                   6,979,920     (3,193,008)     11,730,436     (9,788,653)              -
                                                        ---------------------------------------------------------------------------
Net assets available for benefits at
  December 31, 1996                                     $ 13,521,672   $          -    $ 24,476,561   $  5,872,216   $ 821,235,749
                                                        ===========================================================================

                            Alco Standard Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)



6. Transactions with Parties-in-Interest

During 1996 and 1995, respectively, the Plan purchased from Alco Standard Corporation 840,331 shares (cost $39,456,849) and 1,499,238 shares (cost $53,534,266) of its common stock. Amounts paid for these shares approximated the average market price in the month of purchase.

7. Differences Between Financial Statements and Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                                                           December 31,
                                                                                     1996               1995
                                                                             ---------------------------------------
Net assets available for benefits per the
    financial statements                                                       $ 821,235,749       $ 682,031,881
Amounts allocated to withdrawn participants                                         (829,831)           (404,562)
                                                                             =================== ===================
Net assets available for benefits per the Form 5500                            $ 820,405,918       $ 681,627,319
                                                                             =================== ===================


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                                                                  Year ended
                                                                                                 December 31,
                                                                                                     1996
                                                                                              --------------------
Benefits paid to participants per the financial statements                                       $ 85,485,849
Add: amounts allocated to withdrawn participants at
    December 31, 1996                                                                                 829,831
Less: amounts allocated to withdrawn participants
    at December 31, 1995                                                                             (404,562)
                                                                                              ====================
Benefits paid to participants per the Form 5500                                                  $ 85,911,118
                                                                                              ====================


Amounts allocated to withdrawn participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year end but not yet paid.

                            Alco Standard Corporation
                             Retirement Savings Plan

                    Notes to Financial Statements (continued)



8. Subsequent Events

As a result of the spin-off of Unisource Worldwide, Inc. described in Note 3, the Plan received 5,737,490 shares of Unisource common stock on January 2, 1997 and the name of the Corporation was changed to IKON Office Solutions, Inc. effective January 23, 1997.

The Plan has experienced a material decline in net assets available for benefits subsequent to December 31, 1996 due to to the transfer of assets of $361,438,780 to the Unisource Plan as described in Note 3 and declines in the market value of IKON and Unisource common stock from $41 1/2 and $20 1/4 per share, respectively, at December 31, 1996 to $28 3/8 and $17 3/8, respectively at May 16, 1997.

The following plans were merged into Plan on the effective dates indicated.


                                                                                                    Effective Date
Plan                                                                                                   of Merger
--------------------------------------------------------------------------------------------------------------------------
BCS Integration 401(k) Plan                                                                       January 1, 1997
Blue-Prints, Inc. 401(k) Profit Sharing Plan                                                      January 1, 1997
Cleo's Products & Services, Inc. 401(k) Plan                                                      January 1, 1997
The Computer Group, Inc. 401(k) Plan                                                              January 1, 1997
Data-Image Systems Corp. 401(k) Profit Sharing Plan                                               January 1, 1997
Executive Automation Consultants, Inc./Network Institute of America, Inc. Profit Sharing Plan     January 1, 1997
Global Services, Inc. Employee Savings Plan                                                       January 1, 1997
Graphic Management & Services Group, Inc. Profit Sharing Plan                                     January 1, 1997
Integra Technology International, Inc. 401(k) Profit Sharing Plan                                 January 1, 1997
Lasergraphics 401(k) Profit Sharing Plan                                                          January 1, 1997
Legal One, Inc. 401(k) Plan                                                                       January 1, 1997
Mount Auburn Press, Inc. 401(k) Plan                                                              January 1, 1997
Prounis Consulting Group, Inc. 401(k) Plan                                                        January 1, 1997
Real World Systems, Inc. 401(k) Plan                                                              January 1, 1997
Sunrise Computer Systems, Inc. 401(k) Profit Sharing Plan                                         January 1, 1997
Universal Network, Inc. Savings and Profit Sharing Plan                                           January 1, 1997
The Woodhull Corporation Profit Sharing and Savings Plan                                          January 1, 1997
Zachary Jackson, Inc. Profit Sharing Plan                                                         January 1, 1997
Zachary Jackson, Inc. 401(k) Plan                                                                 January 1, 1997
City Business Machines, Inc. 401(k) Plan                                                          April 1, 1997
HBM Technology Services, Inc. 401(k) Profit Sharing Plan                                          April 1, 1997
Kenwood Associates 401(k) Plan                                                                    April 1, 1997
Key Business Systems, Inc. Profit Sharing Plan                                                    April 1, 1997


Assets related to the mergers in 1997 will be transferred to the Plan as soon as administratively possible.

                           Alco Standard Corporation
                            Retirement Savings Plan

                      Assets Held for Investment Purposes

                               December 31, 1996


Identity of Issue             Description of                    Cost         Current Value
                                Investment
------------------------------------------------------------------------------------------
Collective Short Term        Short-term fixed income
 Investment Fund of the      investments - 26,775,350
 Northern Trust Company*     units                           $ 26,775,350     $ 26,775,350

Alco Standard Corporation*   Common Stock - 11,474,979
                             shares                           283,543,051      592,395,791

Vanguard Institutional       Equity investments -
 Index Fund                  704,064 units                     42,317,379       48,481,810

PBHG Growth Fund             Equity investments -
                             1,426,806 units                   36,095,812       37,482,182

American Funds' EuroPacific  Equity investments -
 Growth Fund                 519,266 units                     12,677,291       13,521,673

Deutsche Bank                Guaranteed investment
                             contracts - 26,617,089 units      26,617,089       26,617,089

United Bank of Switzerland   Guaranteed investment
                             contracts - 10,565,766 units      10,565,766       10,565,766

Principal Mutual             Guaranteed investment
                             contracts - 7,543,591 units        7,543,591        7,543,591

Bayerische Landesbank        Guaranteed investment
                             contracts - 10,466,271 units      10,466,271       10,466,271

Metropolitan Life            Guaranteed investment
 Insurance Company           contracts - 10,444,026 units      10,444,026       10,444,026

Caisse des Depots et         Guaranteed investment
 Consignations               contracts - 10,164,349 units      10,164,349       10,164,349

Participant loans            Participant loans, at various
                             interest rates ranging between
                             6% and 11.5%                               -       24,476,213
                                                          ---------------------------------
                                                             $477,209,975     $818,934,111
                                                          =================================


*Party-in-interest

               Alco Standard Corporation Retirement Savings Plan

                            Reportable Transactions

                         Year ended December 31, 1996

                                                                                       Selling Price or                    Net Gain
 Identity of Party Involved        Description of Assets              Purchase Price    Maturity Value    Cost            or (Loss)
------------------------------------------------------------------------------------------------------------------------------------

Category III--A series of transactions in a security issue aggregating 5% of plan assets
----------------------------------------------------------------------------------------

Alco Standard Corporation*   Common stock--purchased 840,331
                             shares and sold 756,794 shares in
                             multiple transactions                     $ 39,456,849    $ 25,027,658      $ 14,440,890   $ 10,586,768


PBHG Growth Fund             Equity investments--purchased
                             1,405,151 shares and sold 400,066
                             shares in multiple transactions             36,500,173      10,441,584         9,644,439        797,145


Collective Short-Term        Short-term fixed income
 Investment Fund of The      investments--purchased 671,990,542
 Northern Trust Company*     units and sold 674,090,497 shares in
                             multiple transactions                      671,990,542     674,090,497       674,090,497             --


Pursuant to Department of Labor Regulation Section 2520.103-6, there were no Category I, II, or IV reportable transactions during the year ended December 31, 1996.

*Party-in-interest

                                   FORM 11-K

              IKON OFFICE SOLUTIONS, INC. RETIREMENT SAVINGS PLAN

                      FISCAL YEAR ENDED DECEMBER 31, 1996



                               INDEX TO EXHIBITS
                               -----------------


Exhibit Number                          Description
--------------                          -----------


Exhibit 23                              Consent of Independent Auditors